UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                (Rule 13d - 102)

                   Under the Securities Exchange Act of 1934

                                 Amendment No.4


                          BIOVEST INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   09069L102
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               December 31, 2012
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

      |_|   Rule 13d-1(b)
      |X|   Rule 13d-1(c)
      |_|   Rule 13d-1(d)


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No. 09069L102
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Laurus Master Fund, Ltd. (In Liquidation)*

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 98-0337673
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF        5     SOLE VOTING POWER:
SHARES
BENEFICIALLY           0 shares of Common Stock.*
OWNED            ---------------------------------------------------------------
BY EACH          6     SHARED VOTING POWER:
REPORTING
PERSON                 14,834,782 shares of Common Stock.*
                 ---------------------------------------------------------------
                 7     SOLE DISPOSITIVE POWER:

                       0 shares of Common Stock.*
                 ---------------------------------------------------------------
                 8     SHARED DISPOSITIVE POWER:

                       14,834,782 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      14,834,782 shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             | |
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      10.13%*
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------

* Based on 146,510,818 shares of common stock, par value $0.01 per share (the "Shares"), of Biovest International Inc., a Delaware corporation (the "Company"), issued and outstanding as of November 30, 2012, as disclosed in the Company's Annual Report on Form 10-K for the Company's fiscal year ended September 30, 2012. The Reporting Persons have no reason to believe that the information regarding the number of issued and outstanding Shares of the Company contained in the 10-K is inaccurate. As of December 31, 2012, Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"), PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens U.S."), and Valens Offshore SPV I, Ltd. ("VOFF SPV I" and together with the Fund, PSource and Valens U.S., the
"Investors") collectively held 14,834,783 Shares. As of December 31, 2012, the Fund, Valens U.S., VOFF SPV I, Valens Offshore SPV II, Corp., a Delaware corporation and wholly owned subsidiary of VOFF SPV I ("VOFF SPV II"), PSource and Calliope Capital Corporation (as successor by way of merger to Erato Corporation), a Delaware corporation and wholly owned subsidiary of the Fund ("Calliope" and, together with the Fund, Valens U.S., VOFF SPV I, VOFF SPV II and PSource, the "Note Holders") also hold secured term notes issued by the Company in the aggregate principal amount of $27,626,711.00 (the "Notes"). The Company may at any time request to convert all or a portion of the principal and/or interest outstanding under the Notes into Shares using a conversion price equal to ninety percent (90%) of the average closing price of the Shares as publicly reported for the ten (10) trading days immediately preceding the date of such request, provided that, no conversion of the Notes may occur unless the Note Holders have consented to such conversion in writing. The Note Holders do not have an independent right to elect to convert into Shares any amounts outstanding under the Notes. The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson of Chris Johnson Associates, Ltd. and Russell Smith of BDO Cayman Islands. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of Psource. As of January 8, 2013, LCM will no longer provide investment management services to the Fund and control of the fund will be exclusively held by the JOLs. Valens U.S., VOFF SPV I and VOFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs), PSource, Valens U.S., VOFF SPV I and VOFF SPV II reported in this Schedule 13G, as amended. As of January 1, 2013, David Grin will no longer be a controlling principal of Laurus Capital Management, LLC or Valens Capital Management, LLC and as a result will no longer hold any voting or investment power over any of the securities reported herein. The JOLs share voting and investment power over the securities owned by the Fund.

CUSIP No. 09069L102
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON: PSource Structured Debt Limited

          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                                            (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION

          Guernsey
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:
SHARES
BENEFICIALL       0 shares of Common Stock.*
OWNED BY     -------------------------------------------------------------------
EACH         6    SHARED VOTING POWER:
REPORTING
PERSON            14,834,782 shares of Common Stock.*
             -------------------------------------------------------------------
             7    SOLE DISPOSITIVE POWER:

                  0 shares of Common Stock.*
             -------------------------------------------------------------------
             8    SHARED DISPOSITIVE POWER:

                  14,834,782 shares of Common Stock.*
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          14,834,782 shares of Common Stock.
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             ||
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          10.13%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON

          OO
--------------------------------------------------------------------------------

* Based on 146,510,818 shares of common stock, par value $0.01 per share (the "Shares"), of Biovest International Inc., a Delaware corporation (the "Company"), issued and outstanding as of November 30, 2012, as disclosed in the Company's Annual Report on Form 10-K for the Company's fiscal year ended September 30, 2012. The Reporting Persons have no reason to believe that the information regarding the number of issued and outstanding Shares of the Company contained in the 10-K is inaccurate. As of December 31, 2012, Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"), PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens U.S."), and Valens Offshore SPV I, Ltd. ("VOFF SPV I" and together with the Fund, PSource and Valens U.S., the
"Investors") collectively held 14,834,783 Shares. As of December 31, 2012, the Fund, Valens U.S., VOFF SPV I, Valens Offshore SPV II, Corp., a Delaware corporation and wholly owned subsidiary of VOFF SPV I ("VOFF SPV II"), PSource and Calliope Capital Corporation (as successor by way of merger to Erato Corporation), a Delaware corporation and wholly owned subsidiary of the Fund ("Calliope" and, together with the Fund, Valens U.S., VOFF SPV I, VOFF SPV II and PSource, the "Note Holders") also hold secured term notes issued by the Company in the aggregate principal amount of $27,626,711.00 (the "Notes"). The Company may at any time request to convert all or a portion of the principal and/or interest outstanding under the Notes into Shares using a conversion price equal to ninety percent (90%) of the average closing price of the Shares as publicly reported for the ten (10) trading days immediately preceding the date of such request, provided that, no conversion of the Notes may occur unless the Note Holders have consented to such conversion in writing. The Note Holders do not have an independent right to elect to convert into Shares any amounts outstanding under the Notes. The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson of Chris Johnson Associates, Ltd. and Russell Smith of BDO Cayman Islands. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of Psource. As of January 8, 2013, LCM will no longer provide investment management services to the Fund and control of the fund will be exclusively held by the JOLs. Valens U.S., VOFF SPV I and VOFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs), PSource, Valens U.S., VOFF SPV I and VOFF SPV II reported in this Schedule 13G, as amended. As of January 1, 2013, David Grin will no longer be a controlling principal of Laurus Capital Management, LLC or Valens Capital Management, LLC and as a result will no longer hold any voting or investment power over any of the securities reported herein. The JOLs share voting and investment power over the securities owned by the Fund.

--------------------------------------------------------------------------------
CUSIP No. 09069L102
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Laurus Capital Management, LLC

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-4150669
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
NUMBER OF        5     SOLE VOTING POWER:
SHARES
BENEFICIALLY           0 shares of Common Stock.*
OWNED            ---------------------------------------------------------------
BY EACH          6     SHARED VOTING POWER:
REPORTING
PERSON                 14,834,782 shares of Common Stock.*
                 ---------------------------------------------------------------
                 7     SOLE DISPOSITIVE POWER:

                       0 shares of Common Stock.*
                 ---------------------------------------------------------------
                 8     SHARED DISPOSITIVE POWER:

                       14,834,782 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      14,834,782 shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             ||
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      10.13%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------

* Based on 146,510,818 shares of common stock, par value $0.01 per share (the "Shares"), of Biovest International Inc., a Delaware corporation (the "Company"), issued and outstanding as of November 30, 2012, as disclosed in the Company's Annual Report on Form 10-K for the Company's fiscal year ended September 30, 2012. The Reporting Persons have no reason to believe that the information regarding the number of issued and outstanding Shares of the Company contained in the 10-K is inaccurate. As of December 31, 2012, Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"), PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens U.S."), and Valens Offshore SPV I, Ltd. ("VOFF SPV I" and together with the Fund, PSource and Valens U.S., the
"Investors") collectively held 14,834,783 Shares. As of December 31, 2012, the Fund, Valens U.S., VOFF SPV I, Valens Offshore SPV II, Corp., a Delaware corporation and wholly owned subsidiary of VOFF SPV I ("VOFF SPV II"), PSource and Calliope Capital Corporation (as successor by way of merger to Erato Corporation), a Delaware corporation and wholly owned subsidiary of the Fund ("Calliope" and, together with the Fund, Valens U.S., VOFF SPV I, VOFF SPV II and PSource, the "Note Holders") also hold secured term notes issued by the Company in the aggregate principal amount of $27,626,711.00 (the "Notes"). The Company may at any time request to convert all or a portion of the principal and/or interest outstanding under the Notes into Shares using a conversion price equal to ninety percent (90%) of the average closing price of the Shares as publicly reported for the ten (10) trading days immediately preceding the date of such request, provided that, no conversion of the Notes may occur unless the Note Holders have consented to such conversion in writing. The Note Holders do not have an independent right to elect to convert into Shares any amounts outstanding under the Notes. The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson of Chris Johnson Associates, Ltd. and Russell Smith of BDO Cayman Islands. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of Psource. As of January 8, 2013, LCM will no longer provide investment management services to the Fund and control of the fund will be exclusively held by the JOLs. Valens U.S., VOFF SPV I and VOFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs), PSource, Valens U.S., VOFF SPV I and VOFF SPV II reported in this Schedule 13G, as amended. As of January 1, 2013, David Grin will no longer be a controlling principal of Laurus Capital Management, LLC or Valens Capital Management, LLC and as a result will no longer hold any voting or investment power over any of the securities reported herein. The JOLs share voting and investment power over the securities owned by the Fund.

--------------------------------------------------------------------------------
CUSIP No. 09069L102
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Valens U.S. SPV I, LLC

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-8903266
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
NUMBER OF        5     SOLE VOTING POWER:
SHARES
BENEFICIALLY           0 shares of Common Stock.*
OWNED            ---------------------------------------------------------------
BY EACH          6     SHARED VOTING POWER:
REPORTING
PERSON                 14,834,782 shares of Common Stock.*
                 ---------------------------------------------------------------
                 7     SOLE DISPOSITIVE POWER:

                       0 shares of Common Stock.*
                 ---------------------------------------------------------------
                 8     SHARED DISPOSITIVE POWER:

                       14,834,782 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      14,834,782 shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             ||
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      10.13%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------

* Based on 146,510,818 shares of common stock, par value $0.01 per share (the "Shares"), of Biovest International Inc., a Delaware corporation (the "Company"), issued and outstanding as of November 30, 2012, as disclosed in the Company's Annual Report on Form 10-K for the Company's fiscal year ended September 30, 2012. The Reporting Persons have no reason to believe that the information regarding the number of issued and outstanding Shares of the Company contained in the 10-K is inaccurate. As of December 31, 2012, Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"), PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens U.S."), and Valens Offshore SPV I, Ltd. ("VOFF SPV I" and together with the Fund, PSource and Valens U.S., the
"Investors") collectively held 14,834,783 Shares. As of December 31, 2012, the Fund, Valens U.S., VOFF SPV I, Valens Offshore SPV II, Corp., a Delaware corporation and wholly owned subsidiary of VOFF SPV I ("VOFF SPV II"), PSource and Calliope Capital Corporation (as successor by way of merger to Erato Corporation), a Delaware corporation and wholly owned subsidiary of the Fund ("Calliope" and, together with the Fund, Valens U.S., VOFF SPV I, VOFF SPV II and PSource, the "Note Holders") also hold secured term notes issued by the Company in the aggregate principal amount of $27,626,711.00 (the "Notes"). The Company may at any time request to convert all or a portion of the principal and/or interest outstanding under the Notes into Shares using a conversion price equal to ninety percent (90%) of the average closing price of the Shares as publicly reported for the ten (10) trading days immediately preceding the date of such request, provided that, no conversion of the Notes may occur unless the Note Holders have consented to such conversion in writing. The Note Holders do not have an independent right to elect to convert into Shares any amounts outstanding under the Notes. The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson of Chris Johnson Associates, Ltd. and Russell Smith of BDO Cayman Islands. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of Psource. As of January 8, 2013, LCM will no longer provide investment management services to the Fund and control of the fund will be exclusively held by the JOLs. Valens U.S., VOFF SPV I and VOFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs), PSource, Valens U.S., VOFF SPV I and VOFF SPV II reported in this Schedule 13G, as amended. As of January 1, 2013, David Grin will no longer be a controlling principal of Laurus Capital Management, LLC or Valens Capital Management, LLC and as a result will no longer hold any voting or investment power over any of the securities reported herein. The JOLs share voting and investment power over the securities owned by the Fund.

CUSIP No. 09069L102
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON: Valens Offshore SPV I, Ltd.

          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                                            (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION

          Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:
SHARES
BENEFICIALLY      0 shares of Common Stock.*
OWNED        -------------------------------------------------------------------
BY REACH     6    SHARED VOTING POWER:
REPORTING
PERSON            14,834,782 shares of Common Stock.*
             -------------------------------------------------------------------
              7   SOLE DISPOSITIVE POWER:

                  0 shares of Common Stock.*
             -------------------------------------------------------------------
              8   SHARED DISPOSITIVE POWER:

                  14,834,782 shares of Common Stock.*
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          14,834,782 shares of Common Stock.
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             ||
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          10.13%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON

          OO
--------------------------------------------------------------------------------

* Based on 146,510,818 shares of common stock, par value $0.01 per share (the "Shares"), of Biovest International Inc., a Delaware corporation (the "Company"), issued and outstanding as of November 30, 2012, as disclosed in the Company's Annual Report on Form 10-K for the Company's fiscal year ended September 30, 2012. The Reporting Persons have no reason to believe that the information regarding the number of issued and outstanding Shares of the Company contained in the 10-K is inaccurate. As of December 31, 2012, Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"), PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens U.S."), and Valens Offshore SPV I, Ltd. ("VOFF SPV I" and together with the Fund, PSource and Valens U.S., the
"Investors") collectively held 14,834,783 Shares. As of December 31, 2012, the Fund, Valens U.S., VOFF SPV I, Valens Offshore SPV II, Corp., a Delaware corporation and wholly owned subsidiary of VOFF SPV I ("VOFF SPV II"), PSource and Calliope Capital Corporation (as successor by way of merger to Erato Corporation), a Delaware corporation and wholly owned subsidiary of the Fund ("Calliope" and, together with the Fund, Valens U.S., VOFF SPV I, VOFF SPV II and PSource, the "Note Holders") also hold secured term notes issued by the Company in the aggregate principal amount of $27,626,711.00 (the "Notes"). The Company may at any time request to convert all or a portion of the principal and/or interest outstanding under the Notes into Shares using a conversion price equal to ninety percent (90%) of the average closing price of the Shares as publicly reported for the ten (10) trading days immediately preceding the date of such request, provided that, no conversion of the Notes may occur unless the Note Holders have consented to such conversion in writing. The Note Holders do not have an independent right to elect to convert into Shares any amounts outstanding under the Notes. The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson of Chris Johnson Associates, Ltd. and Russell Smith of BDO Cayman Islands. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of Psource. As of January 8, 2013, LCM will no longer provide investment management services to the Fund and control of the fund will be exclusively held by the JOLs. Valens U.S., VOFF SPV I and VOFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs), PSource, Valens U.S., VOFF SPV I and VOFF SPV II reported in this Schedule 13G, as amended. As of January 1, 2013, David Grin will no longer be a controlling principal of Laurus Capital Management, LLC or Valens Capital Management, LLC and as a result will no longer hold any voting or investment power over any of the securities reported herein. The JOLs share voting and investment power over the securities owned by the Fund.

--------------------------------------------------------------------------------
CUSIP No. 09069L102
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Valens Capital Management, LLC

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-8903345
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
NUMBER OF        5     SOLE VOTING POWER:
SHARES
BENEFICIALLY           0 shares of Common Stock.*
OWNED            ---------------------------------------------------------------
BY EACH          6     SHARED VOTING POWER:
REPORTING
PERSON                 14,834,782 shares of Common Stock.*
                 ---------------------------------------------------------------
                 7     SOLE DISPOSITIVE POWER:

                       0 shares of Common Stock.*
                 ---------------------------------------------------------------
                 8     SHARED DISPOSITIVE POWER:

                       14,834,782 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      14,834,782 shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             ||
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      10.13%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------

* Based on 146,510,818 shares of common stock, par value $0.01 per share (the "Shares"), of Biovest International Inc., a Delaware corporation (the "Company"), issued and outstanding as of November 30, 2012, as disclosed in the Company's Annual Report on Form 10-K for the Company's fiscal year ended September 30, 2012. The Reporting Persons have no reason to believe that the information regarding the number of issued and outstanding Shares of the Company contained in the 10-K is inaccurate. As of December 31, 2012, Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"), PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens U.S."), and Valens Offshore SPV I, Ltd. ("VOFF SPV I" and together with the Fund, PSource and Valens U.S., the
"Investors") collectively held 14,834,783 Shares. As of December 31, 2012, the Fund, Valens U.S., VOFF SPV I, Valens Offshore SPV II, Corp., a Delaware corporation and wholly owned subsidiary of VOFF SPV I ("VOFF SPV II"), PSource and Calliope Capital Corporation (as successor by way of merger to Erato Corporation), a Delaware corporation and wholly owned subsidiary of the Fund ("Calliope" and, together with the Fund, Valens U.S., VOFF SPV I, VOFF SPV II and PSource, the "Note Holders") also hold secured term notes issued by the Company in the aggregate principal amount of $27,626,711.00 (the "Notes"). The Company may at any time request to convert all or a portion of the principal and/or interest outstanding under the Notes into Shares using a conversion price equal to ninety percent (90%) of the average closing price of the Shares as publicly reported for the ten (10) trading days immediately preceding the date of such request, provided that, no conversion of the Notes may occur unless the Note Holders have consented to such conversion in writing. The Note Holders do not have an independent right to elect to convert into Shares any amounts outstanding under the Notes. The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson of Chris Johnson Associates, Ltd. and Russell Smith of BDO Cayman Islands. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of Psource. As of January 8, 2013, LCM will no longer provide investment management services to the Fund and control of the fund will be exclusively held by the JOLs. Valens U.S., VOFF SPV I and VOFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs), PSource, Valens U.S., VOFF SPV I and VOFF SPV II reported in this Schedule 13G, as amended. As of January 1, 2013, David Grin will no longer be a controlling principal of Laurus Capital Management, LLC or Valens Capital Management, LLC and as a result will no longer hold any voting or investment power over any of the securities reported herein. The JOLs share voting and investment power over the securities owned by the Fund.

CUSIP No. 09069L102
--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON: Chris Johnson

--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |_|
                                                                    (b) |X|
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
           Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  14,834,782 shares of Common Stock. *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  14,834,782 shares of Common Stock.*
--------------------------------------------------------------------------------
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,834,782 shares of Common Stock
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          ||
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          10.13%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------

* Based on 146,510,818 shares of common stock, par value $0.01 per share (the "Shares"), of Biovest International Inc., a Delaware corporation (the "Company"), issued and outstanding as of November 30, 2012, as disclosed in the Company's Annual Report on Form 10-K for the Company's fiscal year ended September 30, 2012. The Reporting Persons have no reason to believe that the information regarding the number of issued and outstanding Shares of the Company contained in the 10-K is inaccurate. As of December 31, 2012, Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"), PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens U.S."), and Valens Offshore SPV I, Ltd. ("VOFF SPV I" and together with the Fund, PSource and Valens U.S., the
"Investors") collectively held 14,834,783 Shares. As of December 31, 2012, the Fund, Valens U.S., VOFF SPV I, Valens Offshore SPV II, Corp., a Delaware corporation and wholly owned subsidiary of VOFF SPV I ("VOFF SPV II"), PSource and Calliope Capital Corporation (as successor by way of merger to Erato Corporation), a Delaware corporation and wholly owned subsidiary of the Fund ("Calliope" and, together with the Fund, Valens U.S., VOFF SPV I, VOFF SPV II and PSource, the "Note Holders") also hold secured term notes issued by the Company in the aggregate principal amount of $27,626,711.00 (the "Notes"). The Company may at any time request to convert all or a portion of the principal and/or interest outstanding under the Notes into Shares using a conversion price equal to ninety percent (90%) of the average closing price of the Shares as publicly reported for the ten (10) trading days immediately preceding the date of such request, provided that, no conversion of the Notes may occur unless the Note Holders have consented to such conversion in writing. The Note Holders do not have an independent right to elect to convert into Shares any amounts outstanding under the Notes. The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson of Chris Johnson Associates, Ltd. and Russell Smith of BDO Cayman Islands. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of Psource. As of January 8, 2013, LCM will no longer provide investment management services to the Fund and control of the fund will be exclusively held by the JOLs. Valens U.S., VOFF SPV I and VOFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs), PSource, Valens U.S., VOFF SPV I and VOFF SPV II reported in this Schedule 13G, as amended. As of January 1, 2013, David Grin will no longer be a controlling principal of Laurus Capital Management, LLC or Valens Capital Management, LLC and as a result will no longer hold any voting or investment power over any of the securities reported herein. The JOLs share voting and investment power over the securities owned by the Fund.

CUSIP No. 09069L102
--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON: Russell Smith

--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |_|
                                                                    (b) |X|
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
           Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  14,834,782 shares of Common Stock. *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  14,834,782 shares of Common Stock.*
--------------------------------------------------------------------------------
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,834,782 shares of Common Stock
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          ||
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          10.13%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------

* Based on 146,510,818 shares of common stock, par value $0.01 per share (the "Shares"), of Biovest International Inc., a Delaware corporation (the "Company"), issued and outstanding as of November 30, 2012, as disclosed in the Company's Annual Report on Form 10-K for the Company's fiscal year ended September 30, 2012. The Reporting Persons have no reason to believe that the information regarding the number of issued and outstanding Shares of the Company contained in the 10-K is inaccurate. As of December 31, 2012, Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"), PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens U.S."), and Valens Offshore SPV I, Ltd. ("VOFF SPV I" and together with the Fund, PSource and Valens U.S., the
"Investors") collectively held 14,834,783 Shares. As of December 31, 2012, the Fund, Valens U.S., VOFF SPV I, Valens Offshore SPV II, Corp., a Delaware corporation and wholly owned subsidiary of VOFF SPV I ("VOFF SPV II"), PSource and Calliope Capital Corporation (as successor by way of merger to Erato Corporation), a Delaware corporation and wholly owned subsidiary of the Fund ("Calliope" and, together with the Fund, Valens U.S., VOFF SPV I, VOFF SPV II and PSource, the "Note Holders") also hold secured term notes issued by the Company in the aggregate principal amount of $27,626,711.00 (the "Notes"). The Company may at any time request to convert all or a portion of the principal and/or interest outstanding under the Notes into Shares using a conversion price equal to ninety percent (90%) of the average closing price of the Shares as publicly reported for the ten (10) trading days immediately preceding the date of such request, provided that, no conversion of the Notes may occur unless the Note Holders have consented to such conversion in writing. The Note Holders do not have an independent right to elect to convert into Shares any amounts outstanding under the Notes. The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson of Chris Johnson Associates, Ltd. and Russell Smith of BDO Cayman Islands. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of Psource. As of January 8, 2013, LCM will no longer provide investment management services to the Fund and control of the fund will be exclusively held by the JOLs. Valens U.S., VOFF SPV I and VOFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs), PSource, Valens U.S., VOFF SPV I and VOFF SPV II reported in this Schedule 13G, as amended. As of January 1, 2013, David Grin will no longer be a controlling principal of Laurus Capital Management, LLC or Valens Capital Management, LLC and as a result will no longer hold any voting or investment power over any of the securities reported herein. The JOLs share voting and investment power over the securities owned by the Fund.

-------------------------------------------------------------------------------
CUSIP No. 09069L102
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON:

      David Grin
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |x|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States and Israel
--------------------------------------------------------------------------------
NUMBER OF        5     SOLE VOTING POWER:
SHARES
BENEFICIALLY           0 shares of Common Stock.*
OWNED            ---------------------------------------------------------------
BY EACH          6     SHARED VOTING POWER:
REPORTING
PERSON                 14,834,782 shares of Common Stock.*
                 ---------------------------------------------------------------
                 7     SOLE DISPOSITIVE POWER:

                       0 shares of Common Stock.*
                 ---------------------------------------------------------------
                 8     SHARED DISPOSITIVE POWER:

                       14,834,782 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      14,834,782 shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             ||
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      10.13%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

* Based on 146,510,818 shares of common stock, par value $0.01 per share (the "Shares"), of Biovest International Inc., a Delaware corporation (the "Company"), issued and outstanding as of November 30, 2012, as disclosed in the Company's Annual Report on Form 10-K for the Company's fiscal year ended September 30, 2012. The Reporting Persons have no reason to believe that the information regarding the number of issued and outstanding Shares of the Company contained in the 10-K is inaccurate. As of December 31, 2012, Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"), PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens U.S."), and Valens Offshore SPV I, Ltd. ("VOFF SPV I" and together with the Fund, PSource and Valens U.S., the
"Investors") collectively held 14,834,783 Shares. As of December 31, 2012, the Fund, Valens U.S., VOFF SPV I, Valens Offshore SPV II, Corp., a Delaware corporation and wholly owned subsidiary of VOFF SPV I ("VOFF SPV II"), PSource and Calliope Capital Corporation (as successor by way of merger to Erato Corporation), a Delaware corporation and wholly owned subsidiary of the Fund ("Calliope" and, together with the Fund, Valens U.S., VOFF SPV I, VOFF SPV II and PSource, the "Note Holders") also hold secured term notes issued by the Company in the aggregate principal amount of $27,626,711.00 (the "Notes"). The Company may at any time request to convert all or a portion of the principal and/or interest outstanding under the Notes into Shares using a conversion price equal to ninety percent (90%) of the average closing price of the Shares as publicly reported for the ten (10) trading days immediately preceding the date of such request, provided that, no conversion of the Notes may occur unless the Note Holders have consented to such conversion in writing. The Note Holders do not have an independent right to elect to convert into Shares any amounts outstanding under the Notes. The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson of Chris Johnson Associates, Ltd. and Russell Smith of BDO Cayman Islands. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of Psource. As of January 8, 2013, LCM will no longer provide investment management services to the Fund and control of the fund will be exclusively held by the JOLs. Valens U.S., VOFF SPV I and VOFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs), PSource, Valens U.S., VOFF SPV I and VOFF SPV II reported in this Schedule 13G, as amended. As of January 1, 2013, David Grin will no longer be a controlling principal of Laurus Capital Management, LLC or Valens Capital Management, LLC and as a result will no longer hold any voting or investment power over any of the securities reported herein. The JOLs share voting and investment power over the securities owned by the Fund.

--------------------------------------------------------------------------------
CUSIP No. 09069L102
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON:

      Eugene Grin
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |x|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
NUMBER OF        5     SOLE VOTING POWER:
SHARES
BENEFICIALLY           0 shares of Common Stock.*
OWNED            ---------------------------------------------------------------
BY EACH          6     SHARED VOTING POWER:
REPORTING
PERSON                 14,834,782 shares of Common Stock.*
                 ---------------------------------------------------------------
                 7     SOLE DISPOSITIVE POWER:

                       0 shares of Common Stock.*
                 ---------------------------------------------------------------
                 8     SHARED DISPOSITIVE POWER:

                       14,834,782 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      14,834,782 shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             ||
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      10.13%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

* Based on 146,510,818 shares of common stock, par value $0.01 per share (the "Shares"), of Biovest International Inc., a Delaware corporation (the "Company"), issued and outstanding as of November 30, 2012, as disclosed in the Company's Annual Report on Form 10-K for the Company's fiscal year ended September 30, 2012. The Reporting Persons have no reason to believe that the information regarding the number of issued and outstanding Shares of the Company contained in the 10-K is inaccurate. As of December 31, 2012, Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"), PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens U.S."), and Valens Offshore SPV I, Ltd. ("VOFF SPV I" and together with the Fund, PSource and Valens U.S., the
"Investors") collectively held 14,834,783 Shares. As of December 31, 2012, the Fund, Valens U.S., VOFF SPV I, Valens Offshore SPV II, Corp., a Delaware corporation and wholly owned subsidiary of VOFF SPV I ("VOFF SPV II"), PSource and Calliope Capital Corporation (as successor by way of merger to Erato Corporation), a Delaware corporation and wholly owned subsidiary of the Fund ("Calliope" and, together with the Fund, Valens U.S., VOFF SPV I, VOFF SPV II and PSource, the "Note Holders") also hold secured term notes issued by the Company in the aggregate principal amount of $27,626,711.00 (the "Notes"). The Company may at any time request to convert all or a portion of the principal and/or interest outstanding under the Notes into Shares using a conversion price equal to ninety percent (90%) of the average closing price of the Shares as publicly reported for the ten (10) trading days immediately preceding the date of such request, provided that, no conversion of the Notes may occur unless the Note Holders have consented to such conversion in writing. The Note Holders do not have an independent right to elect to convert into Shares any amounts outstanding under the Notes. The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson of Chris Johnson Associates, Ltd. and Russell Smith of BDO Cayman Islands. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of Psource. As of January 8, 2013, LCM will no longer provide investment management services to the Fund and control of the fund will be exclusively held by the JOLs. Valens U.S., VOFF SPV I and VOFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs), PSource, Valens U.S., VOFF SPV I and VOFF SPV II reported in this Schedule 13G, as amended. As of January 1, 2013, David Grin will no longer be a controlling principal of Laurus Capital Management, LLC or Valens Capital Management, LLC and as a result will no longer hold any voting or investment power over any of the securities reported herein. The JOLs share voting and investment power over the securities owned by the Fund.

Item 1(a).     Name of Issuer:  Biovest International, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:
               324 S. Hyde Park Avenue, Suite 350, Tampa, Florida 33606

Item 2(a).     Name of Person Filing: Laurus Master Fund, Ltd. (In Liquidation)*

This  Schedule  13G,  as  amended, is also filed on behalf of PSource Structured
Debt Limited, a closed ended company incorporated with limited liability in Guernsey, Laurus Capital Management, LLC, a Delaware limited liability company, Valens Offshore SPV I, Ltd., a Cayman Islands limited company, Valens U.S. SPV I, LLC, a Delaware limited liability company, Valens Capital Management, LLC, a Delaware limited liability company, Chris Johnson, Russell Smith, Eugene Grin and David Grin. Laurus Master Fund, Ltd. (In Liquidation) is in official liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators are Chris Johnson of Chris Johnson Smith Associates, Ltd. and Russell Smith of BDO Cayman Islands The Joint Official Liquidators have discretion over the management of Laurus Master Fund, Ltd. (In Liquidation) and the disposition of its assets, including the securities owned by Laurus Master Fund, Ltd. (In Liquidation) reported in this Schedule 13G, as amended. Laurus Capital Management, LLC, acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to Laurus Master Fund, Ltd. (In Liquidation) and its two feeder funds concerning their respective assets, including the securities owned by Laurus Master Fund, Ltd. (In Liquidation) reported in this Schedule 13G, as amended, subject to the oversight and preapproval rights of the Joint Official Liquidators and Laurus Capital Management LLC's obligations to Laurus Master Fund, Ltd. (In Liquidation) under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the Joint Official Liquidators at their discretion. As of January 8, 2013, LCM will no longer provide investment management services to the Fund and control of the fund will be exclusively held by the JOLs. Laurus Capital
Management, LLC manages PSource Structured Debt Limited, subject to certain preapproval rights of the board of directors of Psource Structured Debt Limited. Valens Capital Management, LLC manages Valens Offshore SPV I Ltd., Valens Offshore SPV II, Corp. and Valens U.S. SPV I, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share voting and investment power over the securities owned by Laurus Master Fund, Ltd. (In Liquidation) (subject to the oversight and preapproval rights of the Joint Official Liquidators), PSource Structured Debt Limited, Valens Offshore SPV I, Ltd., Valens Offshore SPV II, Corp. and Valens U.S. SPV I, LLC reported in this
Schedule 13G, as amended. As of January 1, 2013, David Grin will no longer be a controlling principal of Laurus Capital Management, LLC or Valens Capital Management, LLC and as a result will no longer hold any voting or investment power over any of the securities reported herein. The Joint Official Liquidators share voting and investment power over the securities owned by Laurus Master Fund, Ltd. (In Liquidation). Information related to each of Joint Official Liquidators, Laurus Capital Management, LLC, PSource Structured Debt Limited, Valens U.S. SPV I, LLC, Valens Offshore SPV I, Ltd., Valens Capital Management, LLC, Eugene Grin and David Grin is set forth on Appendix A hereto.

Item 2(b). Address of Principal Business Office or if none, Residence: c/o Laurus Capital Management, LLC
             420 Lexington Avenue, Suite 2840,
             New York, NY 10170

Item 2(c).   Citizenship: Cayman Islands

Item 2(d).   Title of Class of Securities: Common Stock

Item 2(e).   CUSIP Number: 09069L102

Item 3.      Not Applicable

Item 4.      Ownership:

            (a)   Amount Beneficially Owned: 14,834,782 shares of Common Stock*

            (b)   Percent of Class: 10.13%*

            (c)   Number of shares as to which such person has:

                  (i) sole power to vote or to direct the vote: 0 shares of Common Stock*

                  (ii) shared power to vote or to direct the vote: 14,834,782 shares of Common Stock*

                  (iii) sole power to dispose or to direct the disposition of: 0 shares of Common Stock*

                  (iv)  shared power to dispose or to direct the disposition of:
                        14,834,782 shares of Common Stock*

Item 5.     Ownership of Five Percent or Less of a Class: Not applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:
            Not applicable

Item 7.     Identification and Classification of Subsidiary Which Acquired the
            Securities: Not applicable

Item 8. Identification and Classification of Members of the Group: Not applicable

Item 9.     Notice of Dissolution of Group: Not applicable

Item 10.    Certification:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

------------
* Based on 146,510,818 shares of common stock, par value $0.01 per share (the "Shares"), of Biovest International Inc., a Delaware corporation (the "Company"), issued and outstanding as of November 30, 2012, as disclosed in the Company's Annual Report on Form 10-K for the Company's fiscal year ended September 30, 2012. The Reporting Persons have no reason to believe that the information regarding the number of issued and outstanding Shares of the Company contained in the 10-K is inaccurate. As of December 31, 2012, Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"), PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens U.S."), and Valens Offshore SPV I, Ltd. ("VOFF SPV I" and together with the Fund, PSource and Valens U.S., the
"Investors") collectively held 14,834,783 Shares. As of December 31, 2012, the Fund, Valens U.S., VOFF SPV I, Valens Offshore SPV II, Corp., a Delaware corporation and wholly owned subsidiary of VOFF SPV I ("VOFF SPV II"), PSource and Calliope Capital Corporation (as successor by way of merger to Erato Corporation), a Delaware corporation and wholly owned subsidiary of the Fund ("Calliope" and, together with the Fund, Valens U.S., VOFF SPV I, VOFF SPV II and PSource, the "Note Holders") also hold secured term notes issued by the Company in the aggregate principal amount of $27,626,711.00 (the "Notes"). The Company may at any time request to convert all or a portion of the principal and/or interest outstanding under the Notes into Shares using a conversion price equal to ninety percent (90%) of the average closing price of the Shares as publicly reported for the ten (10) trading days immediately preceding the date of such request, provided that, no conversion of the Notes may occur unless the Note Holders have consented to such conversion in writing. The Note Holders do not have an independent right to elect to convert into Shares any amounts outstanding under the Notes. The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson of Chris Johnson Associates, Ltd. and Russell Smith of BDO Cayman Islands. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of Psource. As of January 8, 2013, LCM will no longer provide investment management services to the Fund and control of the fund will be exclusively held by the JOLs. Valens U.S., VOFF SPV I and VOFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs), PSource, Valens U.S., VOFF SPV I and VOFF SPV II reported in this Schedule 13G, as amended. As of January 1, 2013, David Grin will no longer be a controlling principal of Laurus Capital Management, LLC or Valens Capital Management, LLC and as a result will no longer hold any voting or investment power over any of the securities reported herein. The JOLs share voting and investment power over the securities owned by the Fund.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       February 14, 2013
                                       ----------------------------------
                                       Date

                                       LAURUS MASTER FUND, LTD. (IN
                                       LIQUIDATION)

                                       /s/ Russell Smith
                                       --------------------------------------
                                       Russell Smith
                                       Joint Official Liquidator (for the
                                       account of Laurus Master Fund, Ltd. and
                                       with no personal liability)

                                   APPENDIX A


A.  Name:                    PSource Structured Debt Limited,
                             a closed ended company incorporated with limited liability in Guernsey

    Business Address:        c/o Laurus Capital Management, LLC
                             420 Lexington Avenue, Suite 2840
                             New York, New York 10170

    Place of Organization:   Guernsey


B.  Name:                    Laurus Capital Management, LLC,
                             a Delaware limited liability company

    Business Address:        420 Lexington Avenue, Suite 2840
                             New York, New York 10170

    Place of Organization:   Delaware


C.  Name:                    Valens U.S. SPV I, LLC,
                             a Delaware limited liability company

    Business Address:        c/o Valens Capital Management, LLC
                             420 Lexington Avenue, Suite 2840
                             New York, New York 10170

    Place of Organization:   Delaware


D.  Name:                    Valens Offshore SPV I, Ltd.,
                             a Cayman Islands limited company

    Business Address:        c/o Valens Capital Management, LLC
                             420 Lexington Avenue, Suite 2840
                             New York, New York 10170

    Place of Organization:   Cayman Islands


E.  Name:                    Valens Capital Management, LLC,
                             a Delaware limited liability company

    Business Address:        c/o Valens Capital Management, LLC
                             420 Lexington Avenue, Suite 2840
                             New York, New York 10170

    Place of Organization:   Delaware


F.  Name:                    Eugene Grin

    Business Address:        c/o Laurus Capital Management, LLC
                             420 Lexington Avenue, Suite 2840
                             New York, New York 10170

    Principal Occupation:    Principal of Valens Capital Management, LLC
                             Principal of Laurus Capital Management, LLC

    Citizenship:             United States

G.  Name:                    David Grin

    Business Address:        c/o Laurus Capital Management, LLC
                             420 Lexington Avenue, Suite 2840
                             New York, New York 10170

    Principal Occupation:    Principal of Valens Capital Management, LLC
                             Principal of Laurus Capital Management, LLC

    Citizenship:             United States and Israel


H.  Name:                    Chris Johnson

    Business Address:        Elizabethan Square, 80 Shedden Road, George Town,
                             Grand Cayman, Cayman Islands KY1-1104

    Principal Occupation:    Managing Director, Chris Johnson Associates Ltd.

    Citizenship:             Cayman Islands


I.  Name:                    Russell Smith

    Business Address:        2nd Floor, Building 3 Governors Square, 23 Lime
                             Tree Bay Avenue, Grand Cayman,
                             Cayman Islands KY1-1205,

    Principal Occupation:    Director, BDO Cayman Islands

    Citizenship:             Cayman Islands

Each of PSource Structured Debt Limited, Laurus Capital Management, LLC, Valens U.S. SPV I, LLC, Valens Offshore SPV I, Ltd., Valens Capital Management, LLC, Chris Johnson, Russell Smith, Eugene Grin and David Grin hereby agrees, by their execution below, that the Schedule 13G to which this Appendix A is attached is filed on behalf of each of them, respectively.


PSource Structured Debt Limited

By: Laurus Capital Management, LLC
Individually and as investment manager

/s/ Eugene Grin
-----------------------------------------
    Eugene Grin
    Principal
    February 14, 2013


Valens U.S. SPV I, LLC

Valens Offshore SPV I, Ltd.

By: Valens Capital Management, LLC
Individually and as investment manager

/s/ Eugene Grin
----------------------------------
    Eugene Grin
    Principal
    February 14, 2013


/s/ Chris Johnson
-----------------------------------------
    Chris Johnson, on his individual behalf
    February 14, 2013


/s/ Russell Smith
-----------------------------------------
    Russell Smith, on his individual behalf
    February 14, 2013


/s/ David Grin
----------------------------------
    David Grin, on his individual behalf
    February 14, 2013


/s/ Eugene Grin
----------------------------------
    Eugene Grin, on his individual behalf
    February 14, 2013